Exhibit A

NATIONAL FUEL RESOURCES, INC.
INCOME STATEMENT

	Three Months Ended June 30, 2005 Actual	Twelve Months Ended June 30, 2005 Actual

Operating Revenues	$88,047,684	$319,723,362

Operating Expenses:
Purchased Gas	85,113,177	308,248,293
Purchased Electric	--	--
Operation	673,692	3,838,344
Depreciation, Depletion
& Amortization	22,296	88,469
Franchise & Other Taxes	7,564	118,738

	85,816,729	312,293,844

Operating Income	2,230,955	7,429,518

Interest Income	359,813	967,881
Interest Expense	2,400	26,686

Net Income Before Taxes	2,588,368	8,370,713

Income Taxes:
Federal	863,725	2,301,257
State	214,476	573,541
Deferred	(37,398)	639,200

	1,040,803	3,513,998

Net Income	$1,547,565	$4,856,715